UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

INFOCROSSING, INC.
(Name of subject company (issuer))

WIPRO LIMITED
ROXY ACQUISITION CORP.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	45664X109
(Title of classes of securities)	(CUSIP number of common stock)
Madhu Khatri, Esq.
General Counsel
Wipro Limited
Doddakannelli, Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0011
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:
Raj Judge, Esq.
Christopher Rose, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing (2)
$609,429,597	$18,710

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $18.70 per share by the sum of (i) the 22,551,194 shares of common stock, par value $0.01 per share, of Infocrossing, Inc. (the “Shares”), issued and outstanding as of August 15, 2007, (ii) the 3,433,731 Shares that are issuable as of August 15, 2007 under outstanding Infocrossing stock options with an exercise price of less than $18.70 per Share, (iii) 931,134 Shares that are issuable as of August 15, 2007 under outstanding warrants to purchase Shares with an exercise price of less than $18.70 and (iv) 5,673,759 Shares that are issuable as of August 15, 2007 upon the conversion of the Infocrossing, Inc. 4.0% Convertible Senior Notes due June 15, 2024

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended. Such fee equals $30.70 for each $1,000,000 of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$18,710	Filing Party:	Wipro Limited and Roxy
			Acquisition Corp.
Form of Registration No.:	Schedule TO	Date Filed:	August 17, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
          ☑ third party tender offer subject to Rule 14d-1
          ☐ issuer tender offer subject to Rule 13e-4
          ☐ going private transaction subject to Rule 13e-3
          ☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 11. Additional Information.

          This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on August 17, 2007 (the “Initial Statement”), and relates to the offer by Roxy Acquisition Corp., a Delaware corporation (the “Offeror”) and indirect wholly-owned subsidiary of Wipro Limited, a corporation organized under the laws of India (the “Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Infocrossing, Inc., a Delaware corporation (the “Company”), at a purchase price of $18.70 per Share (or any higher price per Share that is paid in the tender offer) net to the holder thereof in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
          The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 11. Additional Information.
          The subsection entitled “Antitrust Matters; United States” in Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” is amended and restated as follows:
          “United States. The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), provides that the acquisition of Shares by the Offeror may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the HSR Act require the filing of a Notification and Report Form (the “Form”) with the Division and the FTC by the Parent (including its Ultimate Parent Entity as defined under the HSR Act, Mr. Azim H. Premji) and the Company and provide that the acquisition of Shares under the Offer may not be consummated earlier than fifteen (15) days after receipt of the Form by the Division and the FTC from the Parent. The Parent filed its Form with the Division and the FTC on August 17, 2007, and the Company filed its Form with the Division and the FTC on August 17, 2007. On August 27, 2007, the waiting period under the HSR Act applicable to the Offer was terminated.”

          After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ROXY ACQUISITION CORP.
By:	/s/ Sridhar Ramasubbu
	Name	Sridhar Ramasubbu
	Title:	President and Treasurer

WIPRO LIMITED
By:	/s/ Suresh C. Senapaty
	Name:	Suresh C. Senapaty
	Title:	Chief Financial Officer and Executive Vice President, Finance

Dated: August 28, 2007